SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

International Coal Group, Inc.

(Name of Issuer)

International Coal Group, Inc.

(Name of Filing Persons, Offeror)

9.00% Convertible Senior Notes due 2012

(Title of Class of Securities)

45928HAD8

45928HAE6

(CUSIP Numbers of Class of Securities)

Roger L. Nicholson, Esq.

Senior Vice President, Secretary and General Counsel

International Coal Group, Inc.

300 Corporate Centre Drive

Scott Depot, West Virginia 25560

(304) 760-2400

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Randi L. Strudler, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

Telephone: (212) 326-3939

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$189,639,019	$13,522

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the transaction value was calculated assuming that $139,502,000 aggregate principal amount of the outstanding 9.00% Convertible Senior Notes due 2012 are being purchased at the maximum price of $1,359.40 per $1,000 principal amount of Convertible Notes.

(2)	The filing fee was calculated at a rate of $71.30 per $1,000,000 of the transaction value. It was calculated by multiplying the transaction valuation amount by 0.0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: 13,522	Filing Party: International Coal Group, Inc.
Form or Registration No.: Schedule TO	Date Filed: March 8, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Amendment No. 3 to Schedule TO

This Amendment No. 3 (this “Amendment”) amends and supplements the issuer tender offer statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”) filed with the Securities and Exchange Commission on March 8, 2010 by International Coal Group, Inc., a Delaware corporation (the “Company”). The Schedule TO relates to the offer by the Company to purchase for cash any and all of its outstanding 9.00% Convertible Senior Notes due 2012 (the “Convertible Notes”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 8, 2010 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer Documents”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO.

Items 1, 4(a), 7 and 11.

Items 1, 4(a), 7 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:

“On April 1, 2010, the Company issued a press release to announce the purchase price of $1,191.33 per $1,000 principal amount of Convertible Notes offered by the Company pursuant to the Company’s offer to purchase for cash any and all of its outstanding Convertible Notes. Holders will also receive accrued and unpaid interest to, but not including, the payment date on Convertible Notes that are validly tendered and accepted for purchase. The purchase price was determined in accordance with the pricing formula set forth in the Offer to Purchase. The purchase price is equal to the sum of 98.288 times $4.54, the arithmetic average of the daily volume-weighted average prices of the Company’s common stock beginning on March 8, 2010 and ending on April 1, 2010, plus $745.10.”

Item 12.	Exhibits.

Item 12 is hereby amended and supplemented to add the following:

(a)(5)(C)         Press Release issued by the Company, dated April 1, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2010

International Coal Group, Inc.

By:	/s/ BRADLEY W. HARRIS
Bradley W. Harris
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated March 8, 2010

(a)(1)(B)*	Letter of Transmittal

(a)(1)(E)*	Supplement, dated March 18, 2010, to the Offer Documents

(a)(5)(A)*	Press Release issued by the Company, dated March 8, 2010

(a)(5)(B)*	Press Release issued by the Company, dated March 18, 2010

(a)(5)(C)	Press Release issued by the Company, dated April 1, 2010

(b)	Not applicable

(d)(1)*	Indenture, dated as of July 31, 2007, by and among the Company, the guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to the Company’s Current Report on Form 8-K, filed on July 31, 2007)

(d)(2)*	First Supplemental Indenture, dated as of December 3, 2009, by and among the Company, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to the Company’s Current Report on Form 8-K, filed on July 31, 2007)

(d)(3)*	Form of 9.00% Senior Convertible Notes (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed on January 29, 2010)

(d)(4)*	Form of Guarantee relating to the 9.00% Senior Convertible Notes (incorporated by reference to the Company’s Current Report on Form 8-K, filed on July 31, 2007)

(d)(5)*	Registration Rights Agreement, dated as of July 31, 2007, by and among the Company, each of the guarantors party thereto and UBS Securities LLC, as purchaser (incorporated by reference to the Company’s Current Report on Form 8-K, filed on July 31, 2007)

(d)(6)*	Registration Rights Agreement by and among the Company, WLR Recovery Fund II, L.P., Contrarian Capital Management LLC, Värde Partners, Inc., Greenlight Capital, Inc., Stark Trading and Shepherd International Coal Holdings Inc. (incorporated by reference to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-124393), filed on June 15, 2005)

(d)(7)*	Form of Registration Rights Agreement by and among the Company and certain former Anker stockholders and CoalQuest members (incorporated by reference to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-124393), filed on June 30, 2005)

(d)(8)*	Registration Rights Agreement, dated May 16, 2008, by and between the Company and Fairfax Financial Holdings Limited (incorporated by reference to Amendment No. 1 to the Schedule 13D of Fairfax Financial Holdings Limited, filed on May 29, 2008)

(g)	Not applicable

(h)	Not applicable

*	Filed previously.